EXHIBIT 6.3

GEOSOLAR TECHNOLOGIES, INC.

1624 North Washington Street

Denver, CO 80203

January 5, 2021

A.Stone Douglass

1313 Torrey Pines Road

La Jolla, California 92037

Re:          Employment Terms

Dear Stone:

GeoSolar Technologies, Inc., a Colorado corporation, whose principal place of business is 1624 North Washington Street, Denver, CO 80203, (the “Company”), is principally engaged in being the leading integrator of zero carbon systems for residential and commercial buildings (the “Business”). The Company recognizes that your talents and abilities are unique, and have been integral to the success of the Company. We believe that a covenant not to compete is essential to the growth and stability of the Business and the Company. The Company wishes to secure your ongoing services and is pleased to offer you the positions of Chief Executive Officer on the following terms and conditions (the “Agreement”).

You will be responsible for managing the day-to-day administration and financial operations of the Company as the senior officer, and have full authority and responsibility, subject to the general direction of the Board of Directors of the Company (the “Board”), for formulating policies and administering the affairs of the Company in all respects, and otherwise performing such duties as are customarily performed by the Chief Executive Officer and Chief Financial Officer of companies of similar size and structure to the Company, and will report to the Board (“Duties”). You will work wherever necessary, understanding that you reside in La Jolla, California. Of course, the Company may change your position, duties, and work location from time to time in its discretion.

The initial term of employment will begin on January 1, 2021 and end on December 31, 2024 (“Term”). The Term will be extended automatically for one year on January 1, 2025 and each annual anniversary thereof (the “Extension Date”) unless, and until, at least 90 days prior to the applicable Extension Date either you or the Company provides written notice to the other party that this Agreement is not to be extended (the later of January 1, 2024 or the last date to which the Term is extended will be the end of Term). For purposes of this Agreement, the period beginning on January 1, 2021 and ending on the Date of Termination (as hereinafter defined) will be referred to herein as the "Employment Period."

During the Employment Period, you will receive a base annual salary of $180,000 (“Base Salary”), payable in accordance with the Company's standard practice for other senior executives. Your base salary is subject to annual review by the Board’s Compensation Committee for discretionary periodic increases in accordance with the Company's compensation policies. You will also be eligible for a discretionary or formula bonus as determined by the Board’s Compensation Committee and be eligible to participate in one or more compensation plan(s) of the Company, subject to the terms and conditions of those plans. A full description of these benefits is available upon request. The Company may change compensation and benefits from time to time in its discretion.

As additional compensation, within 30 days of the date this Agreement is executed, you will be granted qualified options to purchase shares of the Company’s common stock at the fair market value as of that date of issuance, which will vest proportionately over a three year period, will be exercisable for ten (10) years, and will provide for a cashless exercise, subject to the usual provisions of the Company’s qualified stock option plan then in effect. Additional options may be issued to you from time to time as approved by the Board’s Compensation Committee and the Board in their sole discretion. Any stock options granted after the effective date of this Agreement as Equity Incentives, may include the following terms and conditions, to the extent expressly approved by the Board’s Compensation Committee.

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You will be entitled to five (5) weeks of paid vacation during each calendar year and time off for all holidays as designated by the Company. Unused vacation time will be paid to you at calendar year end.

The Company will provide you with no less than the same type and level of other benefits provided by the Company from time to time to its other executive officers as a group and Board members as a group if these are materially higher than what has been provided to you. These include, but are not limited to, life and health insurance benefits, participation in pension and profit sharing plans, stock option and stock purchase plans, restricted stock grants, stock appreciation rights, and stock warrants.

Subject to compliance with the Company’s business expense reimbursement policies, you will be entitled to reimbursement for all reasonable expenses, including meals, telephone, travel, and entertainment, incurred by you in the performance of your Duties. You will maintain records and written receipts as required by federal and state tax authorities to substantiate expenses as an income tax deduction for the Company and will submit vouchers for expenses for which reimbursement is made.

As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must sign and comply with the attached Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

Your employment shall terminate automatically upon your death during the Employment Period. Additionally, if the Company determines in good faith that you have incurred a Disability, it may give you written notice of its intention to terminate your employment. In such event, your employment with the Company shall terminate effective on the later of (i) the date in the notice, (ii) the day after receipt of such notice by you, or (iii) the date the Disability has been considered to occur (the "Disability Effective Date"), provided that, prior to such date, you will not have returned to full-time performance of your Duties

The Company may terminate your employment during the Employment Period for Cause. For purposes of this Agreement, "Cause" shall mean (i) a material breach by you of your Duties (other than as a result of temporary incapacity due to physical or mental illness, or Disability) which is demonstrably willful and deliberate on your part, which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Company and which is not remedied in a reasonable period of time after receipt of written notice from the Company specifying such breach; (ii) the conviction of you of a felony; or (iii) a breach of your fiduciary duty to the Company or willful violation in the course of performing your duties for the Company of any law, rule or regulation (other than traffic violation or other minor offenses). (No act or failure to act on your part shall be considered willful unless done or omitted in bad faith and without reasonable belief that the action or omission was in the best interest of the Company.)

Your employment may be terminated by you at any time for Good Reason. For purposes of this Agreement, "Good Reason" means:

(i)	the assignment to you of any duties inconsistent in a material respect with your position (including status, offices, titles and reporting requirement that you report directly to the Company’s Board), authority, duties or responsibilities or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities in a material respect (including you no longer being the Chief Executive Officer of the Company) that is not consented to by you;

(ii)	a reduction in your Base Salary, which is more than de minimis;

(iii)	any failure by the Company to comply with any of the provisions of this Agreement in a material respect;

(iv)	the Company's requiring you to be based at any office or location other than Southern California;

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(v)	a Change of Control; For purposes of this Agreement, "Change in Control" shall mean the occurrence of any of the following events:

a.	one person or entity (or more than one person or entity acting as a “group” (as that term is defined in Section 409A-3(i)(5)(v)(B) of the Treasury Regulations) acquires legal or beneficial ownership of stock of the Company that, together with the stock held legally or beneficially by such person or group, constitutes more than 45 % of the total fair market value or total voting power of the stock of such corporation; or

b.	individuals who, as of the date of the signing of this Agreement, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of such Board; provided that any individual who becomes a director of the Company subsequent to the date of the signing of this Agreement, whose election, or nomination for election by the Company stockholders, was approved by the vote of at least a majority of the directors then in office shall be deemed a member of the Incumbent Board; or

c.	the sale of all or substantially all of the Company's assets; or

d.	the merger of the Company into or consolidation with another entity and, after giving effect to such merger or consolidation, the holders of stock of the Company immediately prior to such merger or consolidation own less than 51% of the stock of the surviving entity after such merger or consolidation.

Notwithstanding the above, you shall not have Good Reason if you are involved in a “group” (as defined above) which acquires a substantial portion of the Company's assets or stock. For purposes of Good Reason, any good faith reasonable determination of "Good Reason" made by you shall be conclusive. However, no such event described hereunder shall constitute Good Reason unless you have given written notice to the Company specifying the event relied upon for such termination within 30 days after the occurrence of such event and the Company has not remedied such within 60 days of receipt of such notice. You and the Company, upon mutual written agreement, may waive any of the foregoing provisions which would otherwise constitute Good Reason.

During the Employment Period and for a period of two (2) years after the Date of Termination, you will not, directly or indirectly, within a fifty (50) mile radius of any office of the Company (or a consolidated subsidiary) in existence on the Date of Termination, own, manage, be employed by, work for, consult for, be an officer or director of, advise, represent, engage in or carry on any business which competes with the Business of the Company at that time. During the Employment Period and for a period of two (2) years after the Date of Termination, you will not, directly or indirectly, solicit or induce, or attempt to solicit or induce, any employee of the Company (or a consolidated subsidiary) to leave the Company (or a consolidated subsidiary) for any reason whatsoever, or solicit the services of any employee of the Company (or a consolidated subsidiary).

Any termination by the Company for Cause, or by you for Good Reason, shall be communicated to the other party by Notice of Termination. For purposes of this Agreement, a "Notice of Termination" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon; (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment; and (iii) specifies the Date of Termination. Notice of intent to terminate employment for Good Reason must be provided pursuant to terms provided above related to Good Reason. The failure by you or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of you or the Company hereunder or preclude you or the Company from asserting such fact or circumstance in enforcing your or the Company’s rights hereunder.

"Date of Termination" means (i) if your employment is terminated by the Company for Cause, or by you for Good Reason, the date specified in the Notice of Termination as the Date of Termination; (ii) if your employment is terminated by reason of death or Disability, the Date of Termination shall be the date of your death or the Disability Effective Date, as the case may be; and (iii) if your employment is terminated by either party other than for death, Disability, Cause or Good Reason, the date set forth in the notice required is the date the termination is to be effective.

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Severability. If any paragraph or subparagraph of this Agreement is found to be unenforceable, the other paragraphs and subparagraphs shall remain fully valid and enforceable.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado without reference to conflicts of law rules.

Amendments. This Agreement may be amended only by written agreement signed by each of the Parties.

Upon termination of your employment for any reason during the Term of this Agreement, you shall be entitled to Base Salary and all benefits through the Date of Termination, and to exercise then vested stock options in accordance with and to the extent that exercise is approved by the Board’s Compensation Committee. Upon the termination of your employment during the Term of this Agreement by you for Good Reason, or by the Company for any reason other than Cause, you shall in addition be entitled to exercise the option(s) with accelerated vesting if and to the extent that exercise is approved by the Board’s Compensation Committee. In addition, upon the termination of your employment during the Term of this Agreement by you for Good Reason, or by the Company for any reason other the Cause or death, you shall be entitled to receive a lump sum payment equal to three (3) times the sum of (i) your Base Salary as of the Date of Termination, and (ii) your target bonus opportunity under any Incentive Plan in place that executive participates in based on the target bonus opportunity for the year of termination or any other approved bonus arrangement for the year of termination; plus (iii) your spouse and dependent medical, dental and hospital benefits that would continue to be provided at the Company’s expense (either group or individual policy) after employment to the extent described above. The lump sum payment shall be paid no later than thirty days after the Date of Termination in immediately available United States funds. Notwithstanding the preceding provisions, at the Company's sole discretion, the Company may pay the amount determined as a lump sum in 36 equal monthly payments beginning on the first day of the month first following the Date of Termination.

You shall be entitled to indemnification and defense by the Company to the full extent allowed by law, subject to and in accordance with the execution of the Company’s customary Indemnification Agreement—as established from time to time by the Board—to protect the Company’s officers and directors in the ordinary and prudent exercise of their duties to the Company —including the benefits of any insurance coverage that the Company may purchase or have in effect. To the extent that any such insurance coverage may not be sufficient or applicable, you shall have the right to reimbursement and indemnification by the Company, in accordance with the Company’s Indemnification Agreement in effect at the time of any relevant loss or claim. Nothing in this Agreement shall be deemed to alter, amend, limit, or vary any of the terms of the Company’s duly approved Indemnification Agreement or its effective date, as modified from time to time within the sole discretion of the Board.

You shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise. Except as otherwise provided above with respect to certain welfare benefits, the amount of any payment provided for under this Agreement shall not be reduced by any compensation earned by you as the result of self-employment or employment by another employer or otherwise.

Any notice provided for in this Agreement shall be given in writing. Notices shall be effective from the date of receipt if delivered personally to the party to whom notice is to be given, or on the second day after mailing if mailed by first class mail, postage prepaid. Notices shall be properly addressed to the parties at their respective addresses set forth below or to such other address as either party may later specify by notice to the other:

GeoSolar Technologies, Inc.

Attn: Corporate Secretary

1624 North Washington Street

Denver, CO 80203

If to you:

A.Stone Douglass

1313 Torrey Pines Road

La Jolla, California 92037

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You will not at any time, during or after the term of this Agreement, in any fashion, form, or manner, either directly or indirectly, divulge, disclose, or communicate to any person, firm, or corporation, in any manner whatsoever, any information of any kind, nature, or description concerning any matters affecting or relating to the Business of the Company, including, but not limited to, the names of any of its customers or prospective customers or any other information concerning the Business of the Company, its manner of operation, its plans, its vendors, its suppliers, its advertising, its marketing, its methods, its practices, or any other information of any kind, nature, or description, without regard to whether any or all of the foregoing matters would otherwise be deemed confidential, material, or important; provided, however, that this provision shall not prevent disclosures by you to the extent such disclosures are (i) believed by you, in good faith and acting reasonably, to be in the best interest of the Company, (ii) of information that is public at the time of the disclosure (other than as a result of the your violation of this non-disclosure of information, or (iii) as required by law or legal process (and, if you are required to disclose, you shall provide the Company notice of such to allow the Company the opportunity to contest such disclosure).

Normal business hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt salaried employee or independent contractor, you will be expected to work additional hours as required by the nature of your work assignments. You are expected to devote your full time, attention and best efforts to the performance of your Duties, provided, however, it will not be considered a violation of this Agreement for you to serve on corporate, industry, civic or charitable boards or committees, so long as such activities do not materially interfere with the performance of your Duties as an employee of the Company in accordance with this Agreement. The Company shall have the right to deduct from all benefits and/or payments under the Agreement any taxes required by law to be paid or withheld with respect to such benefits or payments.

The waiver by one party of a breach of any of the provisions of this Agreement by the other shall not be construed as a waiver of any subsequent breach. In the event of litigation or other dispute resolution proceeding involving the interpretation or enforcement of this Agreement, the prevailing party shall be entitled to recover from the other all fees, costs and expenses incurred in connection therewith, including attorney's fees through appeal. The Agreement shall be construed and enforced in accordance with the laws of the State of Colorado, shall be proper venue for any litigation arising out of this Agreement. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. This Agreement is a personal employment agreement and the rights, obligations and your interests hereunder may not be sold, assigned, transferred, pledged or hypothecated. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of the Agreement shall remain in full force and shall in no way be impaired.

This offer is contingent upon a reference check and satisfactory proof of your right to work in the United States. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company.

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and return them to me by January 5th, 2021 if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like you to start on the initial date of the Term above.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

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Sincerely,

/s/ A. Stone Douglass

Understood and Accepted:

/s/ A. Stone Douglass	1-5-21
A. Stone Douglass	Date

Attachment: Employee Confidential Information and Inventions Assignment Agreement

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